August 24, 2010
Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Mobile Mini, Inc.
Annual Report on Form 10-K for the fiscal year
ended December 31, 2009
Filed March 1, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2010
File No. 1-12804
Dear Ms. Long:
This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated August 12, 2010, to Mr. Steven Bunger, Chairman, President and Chief Executive Officer of Mobile Mini, Inc. (the “Company” or “Mobile Mini”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed March 1, 2010 (the “10-K”) and the Company’s Definitive Proxy Statement on Schedule 14A filed April 30, 2010 (the “Proxy Statement”).
This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
10-K
Business, page 1
Product Lives and Durability, page 6
Staff’s Comment:
1.	We note your reference on page 7 to the independent appraiser that conducted appraisals of your fleet. As the appraiser appears to be an expert, in future filings if you retain this or similar disclosure, please identify the appraiser by name.
Company’s Response:
We acknowledge the Staff’s comment and supplementally advise the staff that the independent appraiser of the Company’s fleet is a third party appraiser engaged by the Company’s lender. Accordingly, the appraiser is not an expert of the Company and, therefore, the Company does not believe it would be appropriate to name the appraiser in the Company’s future filings.

Pamela A. Long
United States Securities and Exchange Commission
August 24, 2010

Management’s Discussion and Analysis of Financial Condition . . . , page 27
Liquidity and Capital resources, page 35
Staff’s Comment:
2.	In future filings, please include a materially complete description of your outstanding notes. If you continue to use the term “Senior Notes,” please define the term and identify the debt securities to which it relates and provide a summary of the key terms of the notes.
Company’s Response:
We acknowledge the Staff’s comment and confirm that the Company will include a materially complete description of its outstanding notes in its future filings, define the term “Senior Notes” and the debt securities to which such term relates (if used in such filings), and summarize the key terms of such notes.
Disclosure Controls, page 90
Staff’s Comment:
3.	We note your statement that your chief executive officer and your chief financial officer “concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in Exchange Act reports filed is communicated to management (including the CEO and CFO) in a timely manner.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please confirm to us that your disclosure controls and procedures are effective insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the Commission’s rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. In addition, in future filings please either use the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them or adding other impermissible qualifications.

Pamela A. Long
United States Securities and Exchange Commission
August 24, 2010

Company’s Response:
In response to the Staff’s comment, the Company hereby confirms that its certifying officers have concluded that the Company’s disclosure controls and procedures are effective insofar as they are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the Commission’s rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.
Further, in the Company’s future filings it will use the full definition of disclosure controls and procedures.
Exhibits 10.5 and 10.6
Staff’s Comment:
4.	It does not appear that you have filed the schedules and exhibits to the credit agreement listed as exhibit 10.5 and the schedules to the amended credit agreement listed as exhibit 10.6. Please file your complete credit agreement and amended credit agreement, including all of their schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.
Company’s Response:
We acknowledge the Staff’s comment and confirm that the Company will file the schedules and exhibits to the credit agreement and amended credit agreement with our next quarterly report on Form 10-Q. We note that the Company plans to request confidential treatment for certain of such exhibits and schedules.

Pamela A. Long
United States Securities and Exchange Commission
August 24, 2010

14A
Non-Employee Director Stock Ownership Requirements, page 9
Staff’s Comment:
5.	In future filings, please disclose the then current status of your directors’ compliance with your stock ownership policy.
Company’s Response:
We acknowledge the Staff’s comment and confirm that in the Company’s future SEC filings it will disclose the then current status of its directors’ compliance with the Company’s stock ownership policy. We supplementally advise the Staff that each of the Company’s directors were in compliance with such stock ownership policy at the time it filed the Proxy Statement.
Executive Compensation, page 13
Compensation Discussion & Analysis, page 13
General
Staff’s Comment:
6.	We note that your compensation discussion and analysis contains information about prior years as well as information about policies and practices applicable to your employees generally. In future filings, please prepare your compensation discussion and analysis disclosure so that its focus is on the compensation of your named executive officers for the then applicable year and minimize your inclusion of other information except to the extent that it directly relates to or serves to illuminate your compensation decisions for your named executive officers. Please refer to Item 402(b) of Regulation S-K.
Company’s Response:
We acknowledge the Staff’s comment and confirm that in the Company’s future filings it will prepare its compensation discussion and analysis disclosure so that its focus is on the compensation of the Company’s named executive officers for the then applicable year. The Company will also minimize its inclusion of other information, except to the extent that it directly relates to or serves to illuminate compensation decisions for such named executive officers.

Pamela A. Long
United States Securities and Exchange Commission
August 24, 2010

Staff’s Comment:
7.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is unnecessary and describe the process that you undertook to reach that conclusion.
Company’s Response:
In response to the Staff’s comment, we supplementally advise the Staff that the Company considered its compensation policies and practices and concluded that any risks arising from such policies and practices were not reasonably likely to have a material adverse effect on the Company. The Company supplementally advises the Staff that the basis for the Company’s conclusion is as follows:
By design our compensation program for executive officers does not incentivize excessive risk taking. Our base salary component of compensation does not encourage risk-taking because it is a fixed amount. The current equity-based incentives have the following risk-limiting characteristics:
• All of the restricted stock awards include a time-vesting component over a period of years, which aligns the interests of executive officers to long-term shareholder interests and does not reward gains based on short-term performance;
• One half of the restricted stock awards vest solely based on time in equal installments over four years if the recipient remains employed throughout the vesting period;
• The other half of the awards vest over time but also require the achievement of performance targets over a period of four years and are not tied to formulas that could focus executives on specific short-term outcomes;
• Awards based on the achievement of performance targets are made based on a review of a variety of indicators of performance, thus diversifying the risk associated with any single indicator of performance;
• Members of the Compensation Committee approve the final equity incentive awards in their discretion, after the review of executive and corporate performance; and
• All of the members of the Compensation Committee are independent directors.
With respect to the non-equity component of the compensation, the Company’s executive officers and certain employees are eligible for cash bonuses if the Company achieves identified target levels — primarily revenue, adjusted EPS and adjusted EBITDA (and/or components thereof) targets. We believe these performance targets align the interests of the executive officers to long-term shareholder interests. These targets are established by the Compensation Committee and the Board during the Company’s budgeting process. Such targets are also subject to adjustment during the measurement period.

Pamela A. Long
United States Securities and Exchange Commission
August 24, 2010

Bonus History, page 13
Staff’s Comment:
8.	Please provide us a reconciliation of your disclosure on page 13 that of your five named executive officers only Mr. Funk received a bonus for 2009 with the information in your summary compensation table, which shows that four of your five named executive officers received incentive cash compensation in 2009. Please note that we may have additional comments based on your response.
Company’s Response:
In response to the Staff’s comments, the Company supplementally advises the Staff that the named executive officers that received incentive cash compensation (other than Mr. Funk) failed to achieve substantially all of the targets necessary for the receipt of cash bonuses. Mr. Funk had a guaranteed bonus minimum based on his employment agreement negotiated when he joined the Company. The CEO and CFO’s targets were, as disclosed, based on revenue, adjusted EBITDA and adjusted diluted earnings per share. None of the targets for these measures were met. For the other NEOs, their measures were weighted equally at 30% company-wide results and 70% geographic specific results for the areas they were responsible for during the year. Based on achievement of relatively small portions of geographic specific results, Mr. Halchishak, Mr. Lemley and Mr. Miller received 6.0%, 1.1% and 2.1%, respectively, of their total compensation in the form of a bonus. While these amounts are reflected in the Summary Compensation Table, in its future filings, the Company will clarify its statement regarding the payment of bonuses to reflect that certain of the NEOs did achieve a small percentage of their performance targets and therefore were paid cash bonuses.
Base Salary, page 15
Staff’s Comment:
9.	We note your disclosure about your salary-setting process for 2007. With a view towards future disclosure, please provide us a materially complete discussion and analysis of the process by which you determined the amounts of the base salaries of your named executive officers for 2009. Please provide a detailed response, and please note that we may have additional comments based on your response.
Company’s Response:
In response to the Staff’s comment, the Company supplementally advises the Staff that as part of the Board’s yearly budgeting and goal setting process, in December 2008, the Compensation Committee reviewed the base salaries of the Company’s executive officers to ensure they fairly and competitively compensated these individuals for the jobs they perform. The Compensation Committee considered the Company’s performance in fiscal 2008, the current economic outlook for the economy, the Company’s prospects for 2009, and the Company’s efforts to cut or control costs. The Compensation Committee also considered the salary recommendations of Mr. Bunger for each of the named executive officers. Based on all of the foregoing factors, the Compensation Committee recommended to the full board, and the full board concurred, that the Company generally target 3% increases in base salary for all employees, including executive officers, depending upon individual performance. Based on a review by the Compensation Committee and the Board of Mr. Bunger’s performance and recommendations, he was given the targeted 3% increase in base salary from 2008 to 2009. Mr. Lemley’s salary decreased from 2008 to 2009 due to a change in positions.

Pamela A. Long
United States Securities and Exchange Commission
August 24, 2010

Non-Equity Incentive Plan and Bonuses, page 16
Staff’s Comment:
10.	We note the amounts disclosed for 2009 in column (g) of the summary compensation table. With a view towards future disclosure, please provide us a materially complete discussion and analysis of the process by which you determined the amounts shown in column (g) for 2009. In doing so, please provide us all of the applicable performance targets (quantifying them to the extent that were quantified) and, for each target that was achieved, please provide us your actual performance with respect to the target. Please provide a detailed response, and please note that we may have additional comments based on your response.
Company’s Response:
In response to the Staff’s comment, the Company supplementally advises the Staff that the named executive officers that received incentive cash compensation (other than Mr. Funk) failed to achieve substantially all of the targets necessary for the receipt of cash bonuses. Mr. Funk had a guaranteed bonus minimum based on his employment agreement negotiated when he joined the Company. The CEO and CFO’s targets were, as disclosed, based on revenue, adjusted EBITDA and adjusted diluted earnings per share. None of the targets for these measures were met. For the other NEOs, their measures were weighted equally at 30% company-wide results and 70% geographic specific results for the areas they were responsible for during the year. Based on achievement of relatively small portions of geographic specific results, Messrs. Halchishak, Lemley and Miller received 6.0%, 1.1% and 2.1%, respectively, of their total compensation in the form of a bonus. The Company supplementally advises the Staff of the below performance target discussion and proposes to include similar disclosure in future proxy filings.

Pamela A. Long
United States Securities and Exchange Commission
August 24, 2010

2009 Fiscal Year
For 2009, the Compensation Committee established the annual performance-based incentive criteria to be revenue, adjusted EBITDA and adjusted diluted earnings per share. These measures applied to all NEOs, with Messrs. Halchishak, Lemley and Miller also having geographic specific goals, which the Board and Compensation Committee consider to be sub-sets of either revenue or adjusted EBITDA. The following chart illustrates the business criteria, weighting, and performance levels necessary to achieve the threshold, target, and maximum payout amounts, and actual results during the 2009 measurement period:
Non-Equity Incentive 2009 Plan and Bonuses

	Weighting	Threshold ($)		Target ($)		Maximum ($)		Actual Results ($)		Bonus ($)

CEO and CFO (1)

Total Revenue	33%	424,420,504		442,505,531		460,590,559		374,461,146		—
Adjusted EBITDA	33%	165,303,788		176,196,901		187,090,013		156,581,244		—
Adjusted Diluted EPS	34%	0.84		1.01		1.17		0.82		—

Other NEO’s

Total Revenue	10%	424,420,504		442,505,531		460,590,559		374,461,146		—
Adjusted EBITDA	10%	165,303,788		176,196,901		187,090,013		156,581,244		—
Adjusted Diluted EPS	10%	0.84		1.01		1.17		0.82		—
Geographic specific goals	70%		(2)(3)		(2)(3)		(2)(3)		(2)(3)		(3)

(1)	The Company’s CFO, Mr. Funk, was guaranteed a bonus in 2009 under the terms of his employment agreement of $87,872.

(2)	The performance goals for the other named executive officers are weighted 30% company-wide results and 70% geographic specific goals based on the geographic areas they manage related to revenue, gross profit, profitability, collection of limited liability waiver, and revenue based on damage and repair. These measures are non-GAAP definitions developed by the Company to measure local area performance.

(3)	The below table shows the measures for which the other NEOs received bonuses, the total weighted percentage of available bonus this measure represents, along with the bonus amount associated with achievement of the stated goal.

		Weighting	Bonus ($)

Mr. Halchishak	profitability	30%	26,643

Mr. Lemley	damage and repair	5%	4,027
	limited liability waiver	5%	461

Mr. Miller	damage and repair	5%	10,635
The Company supplementally advises the Staff that the bonus targets for Messrs. Halchishak, Lemley and Miller were based on measurements achieved in the particular region of the Company they managed at the time. While the 2009 geographic specific goals and results achieved are included below for supplemental purposes, the Company does not believe disclosure of such geographic information is meaningful to investors due to the fact that the measures and targets are non-GAAP internal performance and efficiency metrics that are not necessarily tied to the Company’s disclosed GAAP financial information, are related to local area performance that are not tied to our financial reporting, and due to relatively frequent shifting of local area goals and boundaries, would not typically be comparable on a year over year basis. Therefore, we will not include such disclosure in the Company’s future filings.

Pamela A. Long
United States Securities and Exchange Commission
August 24, 2010

		Weighting	Threshold	Target	Maximum	Actual Results	Bonus

Mr. Halchishak	profitability	30%	$14,505,534	$15,427,519	n/a	$15,579,178	$26,643

Mr. Lemley	damage and repair	5%	$694,765	$868,431	n/a	$804,677	$4,027
	limited liability waiver	5%	6.6%	7.1%	n/a	6.7%	$461

Mr. Miller	damage and repair	5%	$1,972,131	$2,465,164	n/a	$2,830,939	$10,635
Equity-Based Incentives, page 17
Staff’s Comment:
11.	We note the restricted stock awards that you made in December 2009. With a view towards future disclosure, please provide us a materially complete discussion and analysis of the process by which you determined the amounts of these awards. The disclosure throughout this section does not meaningfully explain why the actual amounts of shares of restricted stock awarded to each named executive officer in 2009 were appropriate under the circumstances, how the compensation committee determined the amounts for the non-performance based awards, and to what extent the specific EBITDA targets for the performance-based awards were met, exceeded, or not met. Please provide a detailed response, and please note that we may have additional comments based on your response.
Company’s Response:
In response to the Staff’s comment, the Company supplementally advises the Staff that as disclosed in the proxy statement, the Compensation Committee makes annual grants of equity-based awards. The Company will include disclosure similar to the below discussion to describe the Committee’s and Board’s annual approval and granting of equity-based awards.. Any changes to the current process would likewise be disclosed in a similar manner.
Historically in late fall, the Board approves a budget for the next operating year. As part of that budget-setting process and performance review of each executive officer, Mr. Bunger proposes compensation amounts for each executive officer made up of base salary, target bonus amounts and target dollar amount of equity awards. The Compensation Committee and the Board review the recommendations of Mr. Bunger and the performance of each of the executive officers and approve base salary, target bonus amounts and target dollar amount of equity awards for each executive officer. The approved dollar amount for equity awards is divided into grants of 50% of the approved equity amount being solely time-based vesting shares and 50% of the approved amount being both performance-based and time-based vesting.

Pamela A. Long
United States Securities and Exchange Commission
August 24, 2010

Once the budgeting process is completed and approved by the Board, the Compensation Committee sets performance targets for that fiscal year that must be met in order for the executive officer to receive target bonus amounts. Because the vesting of performance-based awards requires the achievement of yearly EBITDA targets over a period of four years, the Committee also establishes individual future year EBITDA targets for the four year period measured by the award.
Because the budgeting process for fiscal 2010 and 2009 was not finalized by the end of the respective preceding years, the Compensation Committee approved the grant of the equity awards that are solely time-based vesting (ie, 50% of each executive officer’s target equity grant amount) in December of those preceding years. The performance-based shares (ie, the other 50% of each executive officer’s target equity grant amount) were not granted until the following January or February once the budgeting process was complete and the Compensation Committee had sufficient information to set the performance goals for that year.
For example, in December 2008, the Compensation Committee granted time-based shares to executive officers. In January 2009, once the Board had approved the budget for 2009, the Compensation Committee granted performance-based shares that vest over four years and require the achievement of certain EBITDA goals each year, beginning in 2009. Because the EBITDA targets set by the Compensation Committee for 2009 were not met, the shares based on 2009 performance did not vest.
As disclosed in the Company’s proxy statement, in addition to the individual annual EBITDA targets, there is a cumulative four year performance target that applies to all shares that did not vest due to the failure to achieve yearly targets. If the sum of the cumulative EBITDA actually achieved for the four years is greater than 90% of the sum of the targets for the same four year period on a grant-by-grant basis, then shares will vest in proportion to the ratio achieved between 90% and 100%. In other words, performance shares that do not vest due to failure to achieve EBITDA targets in any given year may nevertheless vest at the end of the four-year grant period if cumulative EBITDA achieved is 90% or more of the original four-year cumulative goal.
The Company re-evaluates the probable outcome of the performance conditions (i.e., likelihood of achieving the previously-set EBITDA targets) at least annually for all prior grants and reflects this likelihood and the value of the associated shares in column (e) of the Summary Compensation table in the Company’s proxy statement.
Set forth below is a table that summarizes the vesting history of the Company’s performance-based equity grants for the periods indicated, including the percent of the goal achieved and the corresponding outcome.

Pamela A. Long
United States Securities and Exchange Commission
August 24, 2010

	% of Target
Vesting History of Grants	Achieved	Outcome
2007 Initial Performance Year (1)
2007 EBITDA	97%	Did not vest
2008 EBITDA	114%	Vested
2009 EBITDA	89%	Did not vest

2008 Initial Performance Year (1)
2008 EBITDA	126%	Vested
2009 EBITDA	103%	Vested

2009 Initial Performance Year (1)
2009 EBITDA	97%	Did not vest

(1)	Excludes stock based compensation and one time charges.
Staff’s Comment:
12.	Please provide us a reconciliation of your statement on page 17 that you did not make performance-based equity awards until 2010 with the statement in footnote l to the summary compensation table, which indicates that you made performance-based equity awards in 2009. Please note that we may have additional comments based on your response.
Company’s Response:
We acknowledge the Staff’s comment and will refine future disclosure. For the fiscal year’s 2009 goals, the Company awarded performance-based equity awards in January 2009 and for the fiscal year’s 2010 goals, the Company did not award the performance-based equity awards until February 2010. The statement on page 17 was intending to reference only the performance-based equity awards for the goals set for fiscal year 2010.
Staff’s Comment:
Post-Employment Compensation, page 27
13.	With a view towards future disclosure, please provide us all of the disclosures, including quantitative disclosures, required by Item 402(j) of Regulation S-K.
Company’s Response:
In response to the Staff’s comment, we respectfully note that the Company believes that its disclosure set forth in pages 18 to 22 of the Proxy Statement adequately and fully addresses the requirements set forth in Item 402(j) of Regulation S-K. Notwithstanding the foregoing, we have set forth below revised disclosure, including quantitative disclosure, which the Company expects to include in its future filings in response to the Staff’s comment and Item 402(j) of Regulation S-K.

Pamela A. Long
United States Securities and Exchange Commission
August 24, 2010

“Potential Payments upon Termination or Change in Control
Each of Mr. Bunger, Mr. Funk and Mr. Miller is entitled to receive severance payments if terminated without Cause, for Good Reason or within one year of a Change of Control. Cause, Good Reason and Change of Control are defined in each respective employment agreement as described above under the caption “Compensation Discussion and Analysis—Employment Agreements / Severance.”
Under the terms of each of the employment agreements, assuming the employment of each of Mr. Bunger, Mr. Funk and Mr. Miller was to be terminated as of December 31, 2009, such officers would be entitled to the following payments and benefits:
•	Accrued Compensation (as defined in each agreement);
•	in the event of termination without Cause or for Good Reason: for Mr. Bunger, a lump sum payment equal to two times the sum of his then-current base salary plus his base salary in the year of termination; for Mr. Funk, a lump sum payment equal to the sum of his then-current base salary plus 45% of his base salary in the year of termination; and for Mr. Miller, a lump sum payment equal to the sum of his then-current base salary plus 70% of his base salary in the year of termination, in each case, to be paid by the Company within 28 days of the date of termination;
•	in the event of termination within one year of a Change of Control: for Mr. Bunger, a lump sum payment equal to three times the sum of his then-current base salary plus his base salary in the year of termination; for Mr. Funk, a lump sum payment equal to two times the sum of his then-current base salary plus 45% of his base salary in the year of termination; and for Mr. Miller, a lump sum payment equal to two times the sum of his then-current base salary plus 70% of his base salary in the year of termination, in each case, to be paid by the Company within 28 days of the date of termination;
•	in the event of termination without Cause or for Good Reason: continued payment by the Company, for a period of 24 months in the case of Mr. Bunger and 12 months in the cases of Mr. Funk and Mr. Miller, of the same proportion of life insurance, disability, medical and dental insurance premiums and hospitalization benefits that was paid for by the Company prior to termination;

Pamela A. Long
United States Securities and Exchange Commission
August 24, 2010

•	in the event of termination within one year of a Change of Control: continued payment by the Company, for a period of 36 months in the case of Mr. Bunger and 24 months in the cases of Mr. Funk and Mr. Miller, of the same proportion of life insurance, disability, medical and dental insurance premiums and hospitalization benefits that was paid for by the Company prior to termination; and
•	unvested equity time-based awards shall accelerate and vest in full, in most circumstances.
The following tables details the incremental compensation amounts provided to each of Mr. Bunger, Mr. Funk and Mr. Miller in the event of termination without Cause or for Good Reason or as a result of a change in control, assuming termination as of December 31, 2009:

			Life and	Vesting
	Accrued	Lump Sum	Health	of Equity
	Compensation	Termination	Benefits	Awards
Termination Without Cause or for Good Reason	($) (1)	Payment ($)	($)	($) (2)	Total ($)

Steven Bunger	—	1,622,250	31,232	1,131,441	2,784,923
Mark Funk	87,872	509,658	4,860	1,045,647	1,648,037
Jody Miller	10,635	449,820	15,616	458,883	934,954

			Life and	Vesting
	Accrued	Lump Sum	Health	of Equity
	Compensation	Termination	Benefits	Awards
Termination Within One Year of Change of Control	($) (1)	Payment ($)	($)	($) (2)	Total ($)

Steven Bunger	—	2,163,000	46,849	1,131,441	3,341,290
Mark Funk	87,872	861,146	9,720	1,045,647	2,004,385
Jody Miller	10,635	714,420	31,232	458,883	1,215,170

(1)	This amount represents the non-equity incentive earned for fiscal year 2009, but unpaid at December 31, 2009, and is included in the Summary Compensation Table under column (g). At any given time this will be an amount, if any, that has been earned but unpaid at the time of the event.

(2)	Calculation based on the closing price of our common stock on December 31, 2009 of $14.09.

Pamela A. Long
United States Securities and Exchange Commission
August 24, 2010

Compensation Committee, page 28
Staff’s Comment:
14.	With a view towards future disclosure, please provide us a materially complete description of the role of your president, chief executive officer, and chairman played in evaluating employee performance, establishing performance targets and objectives, and providing recommendations to the compensation committee on compensation to be paid to employees. In doing so, please address whether Mr. Bunger establishes performance targets and objectives or provides recommendations to the compensation committee relating to performance targets, objectives, and similar items that affect his compensation. Please also address the extent to which Mr. Bunger retains the ability to call compensation committee meetings or meet with consultants used by the compensation committee. Finally, please address whether the board of directors or compensation committee evaluates the performance of Mr. Bunger.
Company’s Response:
In response to the Staff’s comment, the following paragraphs describe the role Mr. Bunger played in evaluating employee performance, establishing performance targets and objectives, and providing recommendations to the Compensation Committee on compensation to be paid to employees. The following paragraphs also address whether Mr. Bunger establishes performance targets and objectives or provides recommendations to the Compensation Committee relating to performance targets, objectives, and similar items that affect Mr. Bunger’s compensation, and the extent to which Mr. Bunger retains the ability to call Compensation Committee meetings or meet with consultants used by the compensation committee. Lastly, the below paragraphs address whether the board of directors or compensation committee evaluates the performance of Mr. Bunger.
Role of the Company’s President, CEO and Chairman.
The establishment of performance targets and individual performance objectives for the Company’s senior management, including the Company’s named executive officers, are recommended by Mr. Bunger and reviewed by the Compensation Committee. These individual objectives are those that Mr. Bunger and the Compensation Committee believe should be focused on during the year. Progress against these objectives is monitored by Mr. Bunger and reviewed with the Compensation Committee during the year. Mr. Bunger also makes recommendations to the Compensation Committee regarding the performance targets and objectives that affect his own compensation.

Pamela A. Long
United States Securities and Exchange Commission
August 24, 2010

Mr. Bunger reviews the performance of each of the other named executive officer against his/her objectives and presents his evaluation of their performance to the Compensation Committee. However, recommendations about individual compensation elements and total compensation are ultimately made by the Compensation Committee, using its judgment, focusing primarily on each named executive officer’s performance against his or her individual financial and strategic objectives, as well as the Company’s overall performance. The Compensation Committee also considers a variety of qualitative factors, including the business environment in which the results were achieved. Therefore, the Compensation Committee makes recommendations regarding each named executive officer’s compensation based on multiple factors, including the competitive market, individual performance, internal equity and affordability. As required by the Compensation Committee’s charter, these recommendations are made to the full board of directors of the Company, which approves all compensation plans for senior management.
Mr. Bunger’s Ability to Call Meetings of the Compensation Committee or Meet with Consultants.
In accordance with the Compensation Committee’s charter, the Compensation Committee meets as often as it determines is appropriate to carry out its responsibilities under the charter. Meetings of the Compensation Committee may be called by any member of the Committee. Mr. Bunger is not a member of the Compensation Committee and, therefore, cannot call meetings of the Compensation Committee. The Chairman of the Committee (Mr. Jeffrey S. Goble), in consultation with the other Committee members, determines the frequency and length of the Committee meetings and sets meeting agendas consistent with the Committee’s charter. Mr. Goble does coordinate the scheduling of Committee meetings with Mr. Bunger so as not to conflict with other Board meetings. Under the terms of the Compensation Committee’s charter, the Committee may invite to its meetings any director, member of management of the Company, and such other persons as it deems appropriate in order to carry out its responsibilities.
While the Company has not engaged a compensation consultant since 2007, Mr. Bunger was afforded the ability to provide data and input to the consultants and to review and discuss their findings and suggestions. Similarly, in the future, it is expected that Mr. Bunger will be provided the opportunity to provide data and input to any compensation consultants retained by the Committee.
Evaluation of the Mr. Bunger’s Performance.
As noted above, the Compensation Committee makes recommendations to the full board regarding the performance targets and individual performance objectives for the Company’s senior management, including Mr. Bunger, and reviews his performance against his objectives. Recommendations about Mr. Bunger’s compensation elements and total compensation are made by the Compensation Committee, using its judgment, focusing primarily on Mr. Bunger’s performance against his individual financial and strategic objectives, as well as the Company’s overall performance and the qualitative factors discussed above.
* * *

Pamela A. Long
United States Securities and Exchange Commission
August 24, 2010

If we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 477-0241.
Very truly yours,

/s/ Christopher J. Miner Christopher J. Miner Senior Vice President and General Counsel